

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

May 22, 2008

Mr. Dorothy M. Cipolla
Chief Financial Officer
Lightpath Technologies, Inc.
2603 Challenger Tech Court, Suite 100
Orlando, FL 32826

      RE: **Lightpath Technologies, Inc.**
             Form 10-K for the fiscal year ended June 30, 2007
             Filed October 1, 2007
             File No. 0-27548

Dear Ms. Cipolla:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  Angela J. Crane
                  Accounting Branch Chief